UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 29, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KEY TRONIC CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

4424 North Sullivan Road
Address of Principal Executive Office (Street and Number)

Spokane Valley, Washington 99216
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Key Tronic Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (the “Form 12b-25”) with respect to its Annual Report on Form 10-K for the year ended June 29, 2024 (the “Form 10-K”) because the Company was unable to timely file its Form 10-K without unreasonable effort and expense, as further described below.

The Company requires additional time to finalize its financial statements and related disclosure for inclusion in the Form 10-K due to a number of factors. Specifically, the Company became aware of a material weakness in its internal controls related to an aggregation of issues including classification of the recovery of material price variances on the income statement, and estimates for current expected credit losses. The Company and its independent auditor are analyzing the accounting and disclosure requirements that may apply to each of these items, and the Company anticipates that restatement of prior periods may be required. Finance staff turnover and management transitions have additionally contributed to the delay.

As a result of the foregoing, the Company requires additional time to complete its year-end reporting procedures and to provide its independent auditor with the necessary information in order for the auditor to complete its audit procedures relating to the audit of the Company’s financial statements for the year ended June 29, 2024.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brett R. Larsen	509	928-8000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 13, 2024, the Company furnished a Current Report on Form 8-K to the Securities and Exchange Commission that included a press release announcing the Company’s unaudited financial results for the three months and 12 months ended June 29, 2024. Since the date of the press release, the Company has identified that it had underreported revenue in fiscal year 2023 and a portion of fiscal year 2024. This was a result of netting its customer payments for cost recovery of material price variances in its cost of goods sold rather than appropriately recording as revenue. As a result, revenue and cost of goods sold will each increase by approximately $10.0 to $26.0 million in fiscal year 2023 and approximately $4.0 to $10.0 million in fiscal year 2024.

The Company also identified an estimated $1.0 to $5.0 million of aggregated adjustments that relate to capitalized costs recorded in inventory, recovery of business interruption insurance, and adjustments to its estimated credit losses in the preliminary results of its reported fourth quarter of fiscal year 2024.

Based on our preliminary analysis, these changes are expected to result in restated financial statements for fiscal year 2023. The Company is currently evaluating whether or not any other reports relating to the affected periods will require amendment.

In light of this ongoing analysis, we are unable at this time to estimate the change in results of operations between fiscal years 2024 and 2023. However, as discussed in the August 13, 2024 press release, the Company’s preliminary analysis indicated that it expected to report a decrease in total revenue and net income in the full fiscal year 2024 and fourth quarter of fiscal year 2024 compared to the corresponding periods in 2023. As previously disclosed, a cybersecurity incident caused disruptions and limited access to portions of the Company’s business applications supporting operations and corporate functions at its Mexico and U.S. sites during the fourth quarter of fiscal 2024. During the disruption of business, the Company continued to pay wages in accordance with statutory requirements. The Company also deployed new IT-related infrastructure and engaged cyber security experts to remediate the incident. As a result, the Company incurred additional expenses of approximately $2.3 million and was unable to fulfill approximately $15 million of revenue during the fourth quarter of fiscal year 2024. Most of these orders are recoverable and are expected to be fulfilled in fiscal year 2025. Partially offsetting these additional cybersecurity-related expenses was a favorable weakening of the Mexican Peso that began in the latter half of the fourth quarter, decreasing expenses by approximately $0.6 million during the fourth quarter for fiscal year 2024, as well as an insurance gain in the amount of approximately $0.7 million, related to losses incurred from storm damage to the Company’s Arkansas facility in 2022.

The financial data discussed above should be considered preliminary and could be subject to change, as the Company is still performing analysis over the figures and accordingly its independent auditor has not yet completed its audit procedures.

Forward-Looking Statements

Some of the statements in this Form 12b-25 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to those including such words as aims, anticipates, believes, continues, estimates, expects, hopes, intends, plans, predicts, projects, targets, will, or would, similar verbs, or nouns corresponding to such verbs, which may be forward looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this Form 12b-25 include, without limitation, the Company’s statements regarding its expectations with respect to financial conditions and results, including revenue and earnings, including as a result of the impact of the cybersecurity incident, cost savings from workforce reduction, business from customers and programs, and impacts from operational streamlining, and efficiencies, as well as the Company’s statements regarding its expectations of prior period restatements. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including but not limited to: the completion of the Company’s investigation regarding the cybersecurity incident, including the possibility that containment and remediation may not be successful; the improper use of exfiltrated information from the cybersecurity incident and related regulatory proceedings or litigation; the future of the global economic environment and its impact on our customers and suppliers; the availability of components from the supply chain; the availability of a healthy workforce; the accuracy of suppliers’ and customers’ forecasts; development and success of customers’ programs and products; timing and effectiveness of ramping of new programs; success of new-product introductions; the risk of legal proceedings or governmental investigations relating to the subject of the internal investigation by the Company’s Audit Committee and related or other unrelated matters; acquisitions or divestitures of operations or facilities; technology advances; changes in pricing policies by the Company, its competitors, customers or suppliers; impact of new governmental legislation and regulation, including tax reform, tariffs and related activities, such trade negotiations and other risks; and other factors, risks, and uncertainties detailed from time to time in the Company’s SEC filings.

KEY TRONIC CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2024	By:	/s/ Brett R. Larsen
Brett R. Larsen
President and Chief Executive Officer

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